November 4, 2016

Via EDGAR

Mr. Coy Garrison

Special Counsel

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Net Lease, Inc.

Registration Statement on Form S-4

Filed September 19, 2016

File No. 333-213691

Dear Mr. Garrison:

We are transmitting for filing the Company’s response to the verbal comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as we discussed on November 3, 2016 (the “November 3rd Conversation”) regarding the joint proxy statement/registration statement on Form S-4 (the “Form S-4”) filed by Global Net Lease, Inc. (“GNL”) and American Realty Capital Global Trust II, Inc. (“Global II,” and together with GNL, the “Companies”). References to page numbers are to pages of the Form S-4.

Proposed change to “Potential Conflicts”

We advise the Staff that the disclosure on pages 17 and 110 has been revised as follows:

In connection with the merger agreement, 90 Global II OP Units and 8,888 shares of Global II common stock held by the Global II Advisor and its affiliates will be exchanged for an aggregate of ~~204~~ 20,380 shares of GNL common stock and 125,020 Class B Units held by the Global II Advisor and its other service providers will vest and will be exchanged for 283,795 shares of GNL common stock. In addition, 6,932 unvested restricted shares of common stock held by independent directors of Global II will vest and will be exchanged for 15,735 shares of GNL common stock.

Response to reorganization opinion comment

In response to the Staff’s verbal comment, the issuer confirms that the conditions of Staff Legal Bulletin 19 for not filing the opinion of counsel regarding the treatment of the merger as a tax-free reorganization prior to effectiveness are met and that the final opinion of counsel regarding the treatment of the merger as a tax-free reorganization will be filed in a post-effective amendment by the closing date of the merger.

Coy Garrison

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

November 4, 2016

We appreciate your review and assistance. Please feel free to contact me at (917) 475-2216 should you require additional information or have any questions.

Sincerely,

/s/ Scott J. Bowman
Scott J. Bowman
Chief Executive Officer

cc: Michael J. Choate, Esq. Proskauer Rose LLP